Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes, equity method investment earnings (loss), and cumulative effect of changes in accounting	$696.2	$699.4	$756.8	$769.1	$662.8
Add/(deduct):
Fixed charges	313.6	308.1	366.2	400.0	386.7
Distributed income of equity investees	28.0	13.0	12.8	15.6	24.4
Capitalized interest	(8.2)	(7.1)	(5.0)	(8.6)	(4.4)
Preferred distributions of subsidiary	—	—	—	—	(3.5)

Earnings available for fixed charges (a)	$1,029.6	$1,013.4	$1,130.8	$1,176.1	$1,066.0

Fixed Charges:
Interest expense	$262.4	$256.7	$310.7	$345.0	$339.7
Capitalized interest	8.2	7.1	5.0	8.6	4.4
Preferred distributions of subsidiary	—	—	—	—	3.5
One third of rental expense (1)	43.0	44.3	50.5	46.4	39.1

Total fixed charges (b)	$313.6	$308.1	$366.2	$400.0	$386.7

Ratio of earnings to fixed charges (a/b)	3.3	3.3	3.1	2.9	2.8

(1)	Considered to be representative of interest factor in rental expense.